Exhibit 99.1

Organigram Holdings Inc. Announces Election of Directors

MONCTON, New Brunswick--(BUSINESS WIRE)--February 25, 2020--Organigram Holdings Inc. (“Organigram” or the “Corporation”) (TSX: OGI) (NASDAQ: OGI) announced today that each of the eight nominees listed in its management information circular dated January 23, 2020 (the “Circular”) was elected as a director of Organigram at the Annual and Special Meeting of Shareholders (the “Meeting”) held on February 25, 2020. The vote was conducted by a show of hands. Detailed results of the votes cast by proxy are set out below:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Peter Amirault	16,616,184	97.12	492,516	2.88
Greg Engel	16,625,303	97.18	483,397	2.83
Dexter John	16,078,699	93.98	1,030,001	6.02
Geoffrey Machum	16,611,530	97.09	497,170	2.91
Ken Manget	16,654,923	97.35	453,777	2.65
Sherry Porter	16,319,053	95.39	789,647	4.62
Stephen Smith	16,642,629	97.28	466,071	2.72
Derrick West	16,600,454	97.03	508,246	2.97

The biographies of the Corporation’s directors are set out in the Circular, which is available under the Corporation’s profile on SEDAR at www.sedar.com.

“On behalf of the board, I am delighted to welcome Geoffrey, Ken and Stephen to our team. They bring a robust set of knowledge, skills and experience, and they will complement our board as we continue to grow in a dynamic industry,” said Greg Engel, Organigram’s Chief Executive Officer. “We would also like to thank Mike Bourque, who did not stand for re-election, for his valuable contributions and service to the board over the past few years.”

Following the Meeting, the newly-elected board of directors of the Corporation (the “Board”) re-appointed Peter Amirault as Chairman of the Board. The Board also re-constituted its committees as follows:

  Audit Committee: Stephen Smith (Chair), Dexter John, Ken Manget, and Derrick West
  Governance and Nominating Committee: Geoffrey Machum (Chair), Sherry Porter, and Dexter John
  Compensation Committee: Sherry Porter (Chair), Geoffrey Machum, and Ken Manget
  Investment Committee: Dexter John (Chair), Ken Manget and Stephen Smith

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Ray Gracewood
Senior Vice President, Marketing and Communications
ray.gracewood@organigram.ca
(506) 645-1653